2007
Media Presentation of 2007 Interim Profit Announcement For the Half Year ended 31 December 2006 14 February
Ralph Norris
ACN 132 123 124
Commonwealth Bank of Australia
CHIEF EXECUTIVE OFFICER

Disclaimer
the into any of take of without background date or not needs general the does or with at of current and situation considered, presentation activities investors financial be a should is potential objectives, follows Bank’s or These the that about investors investment material to the investor. advice The information presentation, 14 February 2007. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as account particular professional advice when deciding if an investment is appropriate.

Agenda
Results & Company Update
Ralph Norris, CEO – Questions and Answers

Overview
Good result driven by focus on profitable growth both strategic & earnings All businesses performing well Credit quality remains excellent Significant progress on 4 strategic initiatives Momentum in business –

Strong Financial Results
Dec 06 vs Dec 05 19% 17% 60bpts 11% 6% 14% Dec 06 2,271 174.7 22.3% 6,438 3,144 107 c Cash Fully Franked Dividend Cash NPAT* Cash EPS* Return on Equity – Income Expense
* Excludes profit on sale of Hong Kong in December 05

All Brands Performing Strongly
Insurance
Funds Mgt
Banking

CEO Priorities & Measures
Customer Service
Business Banking
Technology & Operational Excellence
Trust & Team Spirit
Superior operating and financial results
Australia’s finest financial services organisation

Customer Service improves
4000 leaders trained in Cohen Brown sales and service methodology
Increased investment in branch network
400 new customer facing roles
More competitive product portfolio
Retail customer complaints down 47% over last 12 months

Business Banking making good progress
Business Finance Monitor: SME
Recruitment & training of new in branch Business Bankers commenced
First new Business Banking Centre opened (8 additional planned by July 2007)
Replaced voicemail system with 24/7 telephone access to staff
Local Business Banking online internet channel and Commbiz
Simplification of application processes

Local Business Banking website

Technology & Operational Excellence
Implemented new shared services approach to Enterprise IT
$64 million of annualised savings locked in in first half
$23m reduction in consultant and contractor spend
Zero high severity system outages during peak times
Good progress on strategic growth initiatives
319 staff trained in CommWay, taking total to 1,419
IT Efficiency Ratio*
(Rolling 2 month average since Jun 06)

Trust & Team Spirit improving LTIFR Improved internal staff 15 engagement scores 12.3 Improvements in key people 11.2 metrics 10.4 days 10 – LTIFR 9 – Staff turnover 8 7.6
Building pride through strong community engagement and 5 involvement of our people Sep 05 Dec 05 Mar 06 Jun 06 Sep 06 Dec 06
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Asian growth continues
China 11% Jinan City Commercial Bank 19.9% Hangzhou City Commercial Bank Beijing and Shanghai – Representative offices China Life CMG – JV life insurance First State Cinda Fund Management Company Japan Branch Hong Kong Branch First State Investments Vietnam Representative office Singapore Branch First State Investments Indonesia PT Bank Commonwealth Astra CMG – JV life insurance First State Investments ANK acquisition (pending regulatory approvals)
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Media Presentation of 2007 Interim Profit Announcement For the Half Year ended 31 December 2006
14 February 2007
Ralph Norris CHIEF EXECUTIVE OFFICER Commonwealth Bank of Australia ACN 132 123 124

Outlook Domestic economy expected to support double digit system credit growth
Earnings momentum maintained into second half
Strategic initiatives continuing to deliver
Financial market to remain competitive -committed to profitable growth
Outlook for earnings growth and credit quality remain positive
Given growth outlook and diversity of income streams confident of EPS growth which meets or exceeds average of peers
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